UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

June 10, 2022

Commission File Number: 001-36028

Ardmore Shipping Corporation

(Translation of registrant’s name into English)

Belvedere Building

Ground Floor

69 Pitts Bay Road

Pembroke HM08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Submission of Matters to a Vote of Security Holders

Ardmore Shipping Corporation (the “Company”) held its 2022 Annual Meeting of Shareholders on June 10, 2022. The following persons were elected Class III Directors of the Company for a term of three years (expiring at the 2025 Annual Shareholder Meeting): Curtis Mc Williams and Brian Dunne.

The other, continuing members of the board of directors of the Company are: Class I Directors Mats Berglund and Kirsi Tikka (terms expiring at the 2023 Annual Shareholder Meeting); and Class II Directors Anthony Gurnee and Helen Tveitan de Jong (terms expiring at the 2024 Annual Shareholder Meeting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2022	ARDMORE SHIPPING CORPORATION

	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer